International Bank for Reconstruction	1818 H Street N.W.	(202) 522-1588; (202) 477-1234
and Development	Washington, D.C. 20433	Cable Address: INTBAFRAD
U.S.A.

FILE NO. 1-3431

REGULATION BW

RULE 3

April 11, 2006

VIA EDGAR

Securities and Exchange Commission

File Desk, Room 1004

450 Fifth Street, N.W.

Washington, D.C. 20549

Ladies and Gentlemen:

Attached please find a Report dated April 11, 2006 of the International Bank for Reconstruction and Development (the “Bank”) under Rule 3 of Regulation BW with respect to the Bank’s U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021, issued under the Bank’s Global Debt Issuance Facility.

Sincerely yours,

/s/ J. Clifford Frazier
for J. Clifford Frazier
Chief Counsel,
Corporate Finance

Attachments

RCA 248423. • WUI 64145 • FAX (202) 477-6391

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

450 Fifth Street, N.W.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of its

U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021

Filed pursuant to Rule 3 of Regulation BW

Dated:  April 11, 2006

The following information regarding the U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021 (the “Notes”) of the International Bank for Reconstruction and Development is being filed pursuant to Rule 3 of Regulation BW.  As authorized by Rule 4 of Regulation BW, certain information is provided in the form of a Prospectus (the “Prospectus”) for the Bank’s Global Debt Issuance Facility (the “Facility”), the most recent version of which (dated October 7, 1997) is already on file with the Securities and Exchange Commission and in the form of an Information Statement (the “Information Statement”), the most recent version of which (dated September 19, 2005) is already on file with the Securities and Exchange Commission.

Item 1.  Description of Obligations

(a)           U.S. Dollar 10,000,000 Range Accrual Callable Notes due April 12, 2021.

(b)           The interest rate per $1,000 (“the Authorized Denomination”) shall be determined in accordance with the following formula:

7.25% x N/365 x Authorized Denomination

Where:

“N” is the total number of days in respect of each relevant Interest Period on which the Determination LIBOR Rate is within the Accrual Range.

“Determination LIBOR Rate” for any day in the Interest Period means 6 month US$ LIBOR, being the rate for deposits in U.S. Dollars for a period of six months which appears on the Moneyline/Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth New York and London Business Day prior to each accrual date.

“Accrual Range” means for each Interest Period within the period from and including April 12, 2006 to but excluding April 12, 2021 equal to or greater than zero per cent. but less than or equal to 7.00 per cent.;

Rounding

In applying the formula described above in respect of the Interest Amount, the result of:

7.25% x N/365

shall be rounded to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

Interest shall be paid on April 12 and October 12 of each year commencing on October 12, 2006 and ending on the April 12, 2021.

(c)           Maturing April 12, 2021.  The maturity of the Notes may be accelerated if the Bank shall default in the payment of the principal of, or interest on, or in the performance of any covenant in respect of a purchase fund or a sinking fund for any bonds, notes (including the Notes) or similar obligations which have been issued, assumed or guaranteed by the Bank, such default shall continue for a period of 90 days, a holder notifies the Bank that it elects to declare the principal of Notes held by it to be due and payable, and all such defaults have not been cured by 30 days after such notice has been delivered.  Any such notice shall be accompanied by appropriate proof that the notifying party is a Noteholder.

(d)           Notes are callable by the Bank at par on each April 12 and October 12, commencing on April 12, 2007 and ending on October 12, 2020, with 10 London and New York business days notice.

(e)           Bank’s standard negative pledge clause (see Condition 4 on page 22 of the Prospectus).

(f)            Not applicable.

(g)           No provisions have been made for the amendment or modification of the terms of the obligations by the holders thereof or otherwise.

(h)           See Prospectus, pages 6-10.

(i)            Citibank, N.A., 5 Carmelite Street, London EC4Y 0PA, England.

Item 2.  Distribution of Obligations

As of April 7, 2006, the Bank entered into a Terms Agreement with Morgan Stanley & Co. International Limited as Manager (the “Manager”), pursuant to which the Bank agreed to issue, and the Manager agreed to purchase, a principal amount of the Notes aggregating USD 10,000,000 at 100.00% of par.  The Notes will be offered for sale subject to issuance and acceptance by the Manager and subject to prior sale.  Delivery of the Notes is expected to be made on or about April 12, 2006.

The Terms Agreement provides that the obligations of the manager are subject to certain conditions, including the continued accuracy of the Bank’s representations and warranties set forth in the Bank’s Standard Provisions relating to the issuance of notes under the Global Debt Issuance Facility (the “Standard Provisions”), the most recent version of which (dated as of October 7, 1997) is already on file with the Securities and Exchange Commission.

Item 3.  Distribution Spread

Price to Public	Selling Discounts and Commissions	Proceeds to the Bank
Per Unit: 100.00%	N/A	100.00%
Total: USD 10,000,000	N/A	USD	10,000,000

Item 4.  Discounts and Commissions to Sub-Underwriters and Dealers

None

Item 5.  Other Expenses of Distribution

As the Notes are offered as part of a continuous series of borrowings under the Facility, precise expense amounts for this transaction are not yet known.

Item 6.  Application of Proceeds

The net proceeds will be used in the general operations of the Bank.

Item 7.  Exhibits

A.     Pricing Supplement dated April 7, 2006.

B.      Terms Agreement dated April 7, 2006.

EXECUTION VERSION

PRICING SUPPLEMENT

International Bank for Reconstruction and Development

Global Debt Issuance Facility

No 2990

USD10,000,000 Range Accrual Callable Notes

Due 12 April, 2021

MORGAN STANLEY

The date of this Pricing Supplement is 7 April, 2006

This document (“Pricing Supplement”) is issued to give details of an issue by International Bank for Reconstruction and Development (the “Bank”) under its Global Debt Issuance Facility.

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus dated 7 October, 1997 and all documents incorporated by reference therein (the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meaning as the Prospectus.

Terms and Conditions

The following items under this heading “Terms and Conditions” are the particular terms which relate to the issue the subject of this Pricing Supplement. These are only the terms which form part of the Notes for such issue.

1.	No.:	2990

2.	Aggregate Principal Amount:	USD10,000,000

3.	Issue Price:	100.00 per cent. of the Aggregate Principal Amount

4.	Issue Date:	12 April, 2006.

5.	Form of Notes (Condition 1(a)):	Registered Notes only.

6.	Authorized Denomination(s):	USD1,000 and increments of USD1,000 thereafter

7.	Specified Currency (Condition 1(d)):	United States Dollars (“USD”)

8.	Maturity Date:	12 April, 2021.

9.	Interest Basis (Condition 5):	Variable Interest Rate (Condition 5(ii))

10.	Basis of Calculation of Variable Interest Rate and Interest Payment Dates and default interest where Condition 5(II)(b)(i) to (vii), 5(II)(c), 5(II)(d) and 5(II)(e) do not apply (Condition 5(II)(b)):
	(a) Calculation of Interest Amounts:	The Interest Amount per Authorized Denomination shall be determined by the Calculation Agent in accordance with the following formula:

7.25% x N/365 x Authorized Denomination

Where:

“N” is the total number of days in respect of each relevant Interest Period on which the Reference Rate is within the Accrual Range, as determined by the Calculation Agent.

“Reference Rate” for any day in the Interest Period means 6 month USD LIBOR, being the rate for deposits in USD for a period of six months which appears on the Moneyline/Telerate Page 3750 (or such other page that may replace that page on that service or a successor service) at 11.00 a.m. London time on the fifth Relevant Business Day prior to such day.

If such rate does not appear at the time and day designated above in respect of any day in the Interest Period, the Calculation Agent shall determine the Reference Rate by requesting the principal London office of each of four major banks in the London interbank market (the “Reference Banks”) to provide a quotation for the rate at which deposits in USD dollars were offered to prime banks in the London interbank market for a period of 6 months at approximately 11:00 a.m. London time on the fifth Relevant Business Day prior to such day. If at least two such quotations are provided, the Reference Rate will be the arithmetic mean of the quotations.

If only one such quotation is provided, the Calculation Agent may determine that such quotation shall be the Reference Rate. If no such quotations are provided, and the Calculation Agent determines in its sole discretion that no suitable replacement Reference Banks who are prepared to quote are available, the Calculation Agent shall be entitled to calculate the Reference Rate in its sole discretion, acting in good faith and in a commercially reasonable manner.

“Accrual Range” means for each Interest Period within the period from and including April 12, 2006 to but excluding the Maturity Date, equal to or greater than zero per cent.

but less than or equal to 7.00 per cent.

Rounding In applying the formula described above in respect of the Interest Amount, the Calculation Agent shall round the result of:

7.25% x N/365

to the nearest one-hundred thousandth of one per cent. prior to multiplying that result by the Authorized Denomination.

	(b) Interest Payment Dates:	April 12 and October 12 of each year commencing on October 12, 2006 and ending on the Maturity Date

	(c) Variable Rate Day Count Fraction:	Actual/365 (meaning the actual number of days in the relevant Interest Period divided by 365)

	(d) Calculation Agent:	Citibank, N.A.

11.	Relevant Financial Center:	New York.

12.	Relevant Business Days:	New York and London.

13.	Issuer’s Optional Redemption (Condition 6 (e)):	Yes.

	(a) Notice Period:	Not less than ten Relevant Business Days.

	(b) Amount:	All (and not less than all).

	(c) Date(s):	Each Interest Payment Date from and including April 12, 2007 to and including October 12, 2020, subject to adjustment in accordance with the Following Business Day Convention.

	(d) Early Redemption Amount:	100% of Principal Amount.

(e) Notices:

So long as the Notes are represented by a Global Note and the Global Note is held on behalf of a clearing system notwithstanding Condition 13, notices to Noteholders may be given by delivery of the relevant notice to that clearing system for communication by it to entitled account holders.

Any notice delivered to a clearing system in accordance with the preceding sentence shall be deemed to have been given to the Noteholders on the day on which such notice is delivered to the clearing system.

14.	Redemption at the Option of the Noteholders (Condition 6(f)):	No.

15.	Long Maturity Note (Condition 7(f)):	No.

16.	Talons for Future Coupons to be attached to Definitive Beamer Notes (Condition 7(h):	Not Applicable

17.	Early Redemption Amount (including accrued interest if applicable) (Condition 9):	100.00 per cent. of the Aggregate Principal Amount plus accrued interest.

18.	Prescription (not applicable if governing law is New York) (Condition 8):

	(a) Principal:	10 years

	(b) Interest	5 years

19.	Governing Law of the Notes:	English.

Other Relevant Terms

1.	Listing (if yes, specify Stock Exchange):	Luxembourg Stock Exchange.

2.	Details of Clearance System Approved by the Bank and the Global Agent and Clearance and Settlement Procedures:	DTC, Clearstream Banking, société anonyme and Euroclear Bank S.A. / N.V., as operator of the Euroclear system. Payment of the Notes will be on a delivery versus payment basis.

3.	Syndicated:	No.

4.	Commissions and Concessions:	None.

5.	Codes:

	a) Cusip	45905UEY6

	b) ISIN:	US45905UEY64

c) Common Code

024856143

6.	Identity of Dealer	Morgan Stanley & Co. Incorporated

7.	Provision for Registered Notes:		Applicable.

	(a)	Individual Definitive Registered Notes Available on Issue Date:	No. Interests in the DTC Global Note will be exchangeable for Definitive Registered Notes only in the limited circumstances described in the Prospectus.

	(b)	DTC Global Note(s)	Yes; one.

	(c)	Other Registered Global Notes:	No.

General Information

The Bank’s latest Information Statement was issued on September 19, 2005.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

United States Internal Revenue Service Circular 230 Notice:  To ensure compliance with Internal Revenue Service Circular 230, prospective investors are hereby notified that: (a) any discussion of U.S. federal tax issues contained or referred to in this Pricing Supplement, the Prospectus or any other document referred to herein is not intended or written to be used, and cannot be used by prospective investors for the purpose of avoiding penalties that may be imposed on them under the United States Internal Revenue Code; (b) such discussions are written for use in connection with the promotion or marketing of the transactions or matters addressed herein; and (c) prospective investors should seek advice based on their particular circumstances from an independent tax advisor.

This summary supplements, and to the extent inconsistent therewith, supersedes the summary entitled “Tax Matters” in the Prospectus.

Under the provisions of the Jobs and Growth Tax Relief Reconciliation Act of 2003 (“JAGTRRA”), a capital gain of a noncorporate United States Holder that is recognized before January 1, 2009 is generally taxed at a maximum rate of 15% for property that is held more than one year. Holders should consult their tax advisors with respect to the provisions of JAGTRRA.

The following additional selling restrictions shall apply to the issue:

United Kingdom:

Each Dealer has agreed that: (i) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the Financial Services and Markets Act 2000 does not apply to the Issuer, and (ii) it has complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to such Notes in, from or otherwise involving the United Kingdom.

INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT

By:
Authorized Officer

INTERNATIONAL BANK FOR
RECONSTRUCTION AND DEVELOPMENT

1818 H Street, NW
Washington, D.C. 20433

GLOBAL AGENT

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA

CALCULATION AGENT

Citibank, N.A.
P.O. Box 18055
5 Carmelite Street
London EC4Y 0PA

LISTING AND SPECIAL AGENT
AND PAYING AGENT

BNP Paribas Securities Services
23, Avenue de la Porte-Neuve
L-2085 Luxembourg

LEGAL ADVISERS TO THE MANAGER

Linklaters
One Silk Street
London EC2Y 8HQ

EXECUTION VERSION

TERMS AGREEMENT NUMBER

UNDER GLOBAL DEBT ISSUANCE FACILITY

7 April, 2006

International Bank for Reconstruction and Development

1818 H Street, N.W.

Washington, D.C. 20433

The undersigned agrees to purchase from you (the “Bank”) USD 10,000,000 Range Accrual Callable Notes due 12 April, 2021 (the “Notes”) described in the Pricing Supplement, dated as of the date hereof (the “Pricing Supplement”) at 11.00 a.m. New York time on April 12, 2006 (the “Settlement Date”) at an aggregate purchase price of USD10,000,000 on the terms set forth herein and in the Standard Provisions, amended and restated as of 7 October, 1997, relating to the issuance of Notes by the Bank (the “Standard Provisions”), incorporated herein by reference.  In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Bank in the sale of the Notes.

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein.  All other terms defined in the Prospectus dated 7 October, 1997 (the “Prospectus”), the Pricing Supplement and the Standard Provisions shall have the same meaning when used herein.

The Bank represents and warrants to us that the representations, warranties and agreements of the Bank set forth in Section 2 of the Standard Provisions (with the “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof.

The obligation of the undersigned to purchase Notes hereunder is subject to the continued accuracy, on each date from the date hereof to and including the Settlement Date, of the Bank’s representations and warranties contained in the Standard Provisions and to the Bank’s performance and observance of all applicable covenants and agreements contained therein.

Subject to Section 5(h) of the Standard Provisions, the Bank certifies to the undersigned that, as of the Settlement Date, (i) the representations and warranties of the Bank contained in the Standard Provisions are true and correct as though made at and as of the Settlement Date, (ii) the Bank has performed all of its obligations under this Terms Agreement required to be performed or satisfied on or prior to the Settlement Date, and (iii) the Prospectus contains all material information relating to the assets and liabilities, financial position, and profits and losses of the Bank, and nothing has happened or is expected to happen which would require the Prospectus to be supplemented or updated.

The following terms shall apply to the offering:

1.                                     The Bank agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100.00 per cent. of the principal amount of the Notes).

2.                                     The purchase price specified above will be paid on the Settlement Date by Morgan Stanley & Co. Incorporated (against delivery of the Notes to an account designated by Morgan Stanley & Co. Incorporated) to Citibank, N.A. (DTC Account No. 2952) as Custodian for Cede & Co., as nominee for The Depository Trust Company, for transfer in immediately available funds to an account designated by the Bank.

3.                                     The Bank hereby appoints the undersigned as Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement pertains.  The undersigned shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received, and this Terms Agreement.  The undersigned acknowledges having received copies of the documents listed in Exhibit A to the Standard Provisions which it has requested.

4.                                     In consideration of the Bank appointing the undersigned as a Dealer solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Bank, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

5.                                     Morgan Stanley agrees to pay all initial and ongoing costs and expenses of listing the Notes on the Luxembourg Stock Exchange (including the costs and expenses of the listing agent and for the notices required to be published in Connection with the issue of the Notes).

6.                                     The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Bank pursuant to the Standard Provisions and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

7.                                     For purposes hereof the notice details of the undersigned are as follows:

Morgan Stanley & Co. Incorporated

Attention: MTN Desk

Telephone: 212-761-2625

Facsimile:  212-507-4557

7.                                     All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Section 9 of the Standard Provisions.

8.                                     This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

9.                                     This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

Morgan Stanley & Co. Incorporated

		By:	/s/ J. Jeffrey Barony

		Name:	J. Jeffrey Barony

		Title:	Executive Director

CONFIRMED AND ACCEPTED, as of the
date first written above:

INTERNATIONAL BANK FOR RECONSTRUCTION
AND DEVELOPMENT

By:	/s/ Tong Wang

Name:

Title: Authorized Officer